SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            Lindsay Manufacturing Co.
            ---------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    535555106
            ---------------------------------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 2002
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1F3d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP No. 535555106                                                  Page 2
-------------------                                          -------------------

 1.  Name of Reporting Person

     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group         (a) [ ]
                                                              (b) [ ]
 3.  SEC Use Only

 4.  Source of Funds

     00

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6.  Citizenship or Place of Organization

     Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.  Sole Voting Power

     513,830

 8.  Shared Voting Power

     0

 9.  Sole Dispositive Power

     513,830

10.  Shared Dispositive Power

     0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     513,830

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)

     4.4%

14.  Type of Reporting Person

     EP

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D, dated December 6, 1999, as amended by Amendment No. 1 dated April 10, 2002, by Amendment No. 2 dated May 28, 2002, by Amendment No. 3 dated July 17, 2002, by Amendment No. 4 dated September 24, 2002, by Amendment No. 5 dated October 1, 2002, by Amendment No. 6 dated October 9, 2002 and by Amendment No. 7 dated November 12, 2002 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Shares"), of Lindsay Manufacturing Co. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) This Schedule 13D is being filed by Teachers.

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(e) of Item 5 are hereby amended and restated in their entirety as follows:

         (a)-(b) At the close of business on November 12, 2002, Teachers beneficially owned 513,830 Shares pursuant to Rule 13d-3. Pursuant to information provided by the Issuer's 10-Q dated July 15, 2002, 11,706,279 Shares were outstanding as of the close of business July 10, 2002. Based on such information, the 513,830 Shares beneficially owned by Teachers represent approximately 4.4% of the Shares outstanding.

         Teachers has sole voting and dispositive power over all of the 513,830 Shares beneficially owned by it.

         Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any Shares.

         (c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the Shares in the past sixty days other than the following transactions which were effected by Teachers on either the New York Stock Exchange (the "NYSE") or through the OTC market:

...............  ...............  ..............  .............. ................
Date of           Number of        Purchase (P)    Price per    Transaction
Transaction       Securities        or Sale (S)     Share (1)   Effected Through
...............  ...............  ..............  .............. ................
12-Nov-02            142,900            S             23.97          OTC

         (1) Transactions were effected in U.S. dollars and are net of commissions.

         (d) Not Applicable.

         (e) Teachers ceased to be the beneficial owner of more than five percent of the class of securities on November 12, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         DATED:  November 13, 2002
                                         ONTARIO TEACHERS' PENSION PLAN
                                         BOARD, an Ontario, Canada corporation

                                               By: /s/ Roger Barton
                                               -----------------------------
                                               Name:  Roger Barton
                                               Title: Vice President, General
                                                      Counsel And Secretary

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada

                     Residence or               Principal Occupation or
Name                 Business Address           Employment
----                 ----------------           ----------

Claude Lamoureux     5650 Yonge Street          President and Chief Executive
                     5th Floor                  Officer of Teachers
                     Toronto, Ontario
                     M2M 4H5

Robin Korthals       Royal Trust Tower          Chair
(Chairperson)        Toronto Dominion Centre
                     77 King Street West
                     Suite 4545
                     Toronto, Ontario
                     M5K 1K2

Jalynn Bennett       247 Davenport Road         President of Jalynn H. Bennett
(Director)           Suite 303                  Associates, a strategic planning
                     Toronto, Ontario           consulting firm whose principal
                     M5R 1J9                    business address and office are
                                                the same as for Ms. Bennett

Ann Finlayson        440 Markham Street         Self-employed journalist,
(Director)           Toronto, Ontario           speaker, freelance editor and
                     M6G 2L2                    consultant

Lucy Greene          1736 Caughey Lane          Retired Human Resources
(Director)           Penetang, Ontario          Executive for Sun Life Assurance
                     L9M 1X4                    Company of Canada

Geof Clarksonc       P.O.  Box 251              Retired Partner with Ernst
(Director)           Toronto-Dominion Centre    & Young
                     Toronto, Ontario
                     M5K 1J7

Gary Porter          820-439 University Ave     Self-employed Chartered
(Director)           Toronto, Ontario           Accountant
                     M5G 1Y8

Ralph Lean, Q.C      Cassels Brock & Blackwell  Corporate and Commercial Lawyer
(Director)           40 King Street West
                     Suite 2200
                     Toronto, Ontario
                     M5H 3C2

John S. Lane, C.F.A  77 Dawlish Avenue          Retired Senior Vice President,
(Director)           Toronto, Ontario           Investments Sun Life Assurance
                     M4N 1H2                    Company of Canada

Guy Matte            7083 Notre-Dame            Former Executive Director of the
(Director)           Ottawa, Ontario            Association des enseignantes et
                     K1C 1J1                    des enseignants franco-ontariens

Robert Bertram       5650 Yonge Street          Executive Vice President,
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M 4H5

Allan Reesor         5650 Yonge Street          Executive Vice President, Member
                     5th Floor                  Services and Chief Information
                     Toronto, Ontario           Officer of Teachers
                     M2M 4H5

John Brennan         5650 Yonge Street          Vice President, Human Resources
                     5th Floor                  and Public Affairs of Teachers
                     Toronto, Ontario
                     M2M 4H5

Andrew Jones         5650 Yonge Street          Vice President, Finance of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M 4H5

Peter Maher          5650 Yonge Street          Vice President, Audit Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M 4H5

Roger Barton         5650 Yonge Street          Vice President, General Counsel
                     5th Floor                  and Secretary of Teachers
                     Toronto, Ontario
                     M2M 4H5

Rosemarie McClean    5650 Yonge Street          Vice President, Client Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M 4H5

Morgan McCague       5650 Yonge Street          Senior Vice President,
                     5th Floor                  Quantitative Investments of
                     Toronto, Ontario           Teachers
                     M2M 4H5

Marcus Dancer        5650 Yonge Street          Vice President, Quantitative
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M 4H5

Neil Petroff         5650 Yonge Street          Senior Vice President,
                     5th Floor                  Fixed Income, International
                     Toronto, Ontario           Equities and Foreign Exchange of
                     M2M 4H5                    Teachers

Brian Gibson         5650 Yonge Street          Senior Vice President, Active
                     5th Floor                  Equities of Teachers
                     Toronto, Ontario
                     M2M 4H5

Dean Metcalf         5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M 4H5

Leo de Bever         5650 Yonge Street          Senior Vice President, Research
                     5th Floor                  & Economics of Teachers
                     Toronto, Ontario
                     M2M 4H5

Russ Bruch           5650 Yonge Street          Vice President, Research &
                     5th Floor                  Economics of Teachers
                     Toronto, Ontario
                     M2M 4H5

Phil Nichols         5650 Yonge Street          Vice President, MIS Member
                     5th Floor                  Services of Teachers
                     Toronto, Ontario
                     M2M 4H5

Sean Rogister        5650 Yonge Street          Vice President, Fixed Income of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M 4H5

Barbara Zvan         5650 Yonge Street          Vice President, Asset Mix & Risk
                     5th Floor                  Management, Research & Economics
                     Toronto, Ontario           of Teachers
                     M2M 4H5

Wayne Kozun          5650 Yonge Street          Vice President, TAA & Real
                     5th Floor                  Return, Research & Economics of
                     Toronto, Ontario           Teachers
                     M2M 4H5

Bruce Ford           5650 Yonge Street          Vice President, International
                     5th Floor                  Equity Indices & Foreign
                     Toronto, Ontario           Exchange
                     M2M 4H5

Jim Leech            5650 Yonge Street          Senior Vice President, Merchant
                     5th Floor                  Banking of Teachers
                     Toronto, Ontario
                     M2M 4H5

Mark MacDonald       5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M 4H5

Ron Mock             5650 Yonge Street          Vice President, Alternative
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M 4H5

Lee Sienna           5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M 4H5

Zev Frishman         5650 Yonge Street          Vice President, International
                     5th Floor                  Equities of Teachers
                     Toronto, Ontario
                     M2M 4H5

Rosemary Zigrossi    5650 Yonge Street          Vice President, Venture Capital
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M 4H5